 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._)*

Millstream Ventures, Inc.

(Name of Issuer)

Common Stock par Value $0.001

(Title of Class of Securities)

601318108

(CUSIP Number)

Steven L. White

374 East 400 South

Suite 3

Springville, UT 84663

(801) 489-9438

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Steven L. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)-- (b)--
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 20,000,000 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 20,000,000 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7% based on 21,118,203 shares outstanding as reported on the 10-Q dated October 28, 2008.
14	TYPE OF REPORTING PERSON* IN

Item 1.  Security and Issuer

Common stock, par value $.001

Millstream Ventures, Inc.

374 East 400 South

Suite 3

Springville, Utah 84663

(801) 489-9438

Item 2.  Identity and Background

(a)

Steven. L. White

(b)

374 East 400 South

Suite 3

Springville, UT 84663

(c)

Individual

374 East 400 South

Suite 3

Springville, UT 84663

United States of America

(d)

No - Not Applicable

(e)

No - Not Applicable

(f)

United States

Item 3.  Source and Amount of Funds or Other Consideration

On November 6, 2008 Mr. White purchased 20,000,000 shares of the Issuer for $ 46,000.00 of Mr. White’s personal funds.

Item 4.  Purpose of Transaction

The shares were purchased by Mr. Steven L. White, an individual, as an investment in the Issuer.  The Issuer is a shell company seeking a new business venture.  Management of the Issuer anticipates that a change of control will occur when a new business venture is acquired.  The Issuer’s business plan is to seek and, if possible, acquire an operating entity through a reverse acquisition transaction with the operating entity.  By its nature, a reverse acquisition generally entails a change in management and principal shareholders of the surviving entity. While management of the Issuer has not disclosed the specific nature of the form of the reverse acquisition, it is anticipated that at the closing of the process, Mr. White, the current sole officer and director, would resign in favor of persons designated by the operating company and that the shareholders of the operating entity would receive a controlling number of shares in the Issuer, thus effecting a change in control of the Issuer.  Mr. White may sell or cancel all or a portion of his shares in the Issuer in such a transaction.  Except as set forth above, Mr. White has no present plan or proposal which would relate to or would result in any of the events listed below:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)

Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)

Mr. White beneficially owns a total of 20,000,000 shares representing 94.7% based on 21,118,203shares outstanding as reported on the 10-Q dated October 28, 2008.

(b)

Mr. White has sole dispositive power over 20,000,000 shares and sole voting power over 20,000,000 shares

(c)

On November 6, 2008, Mr. White purchased 20,000,000 shares in a private transaction. The purchase price for the shares was $0.0023 per share, or an aggregate of $46,000, of which $21,000 was paid on the date of purchase and the balance of $25, 000 will be paid on or before May 6, 2009.

(d)

Not applicable

(e)

Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 14, 2008

By /s/ Steven L. White

     Steven L. White

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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